UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. John W. Palmer
PL Capital Advisors, LLC
750 Eleventh Street South
Suite 202
Naples, FL 34102
(239) 777-0187

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

November 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,401,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,401,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,401,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,563
	8	SHARED VOTING POWER 3,401,719
	9	SOLE DISPOSITIVE POWER 5,563
	10	SHARED DISPOSITIVE POWER 3,401,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 3,431,823
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 3,431,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Banc of California, Inc. (the “Company”).  The address of the principal executive offices of the Company is 3 MacArthur Place, Santa Ana, CA 92707.  This amended Schedule 13D is being filed due to a change in the number of shares of Common Stock outstanding and not due to a purchase or sale by the reporting persons.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “PL Capital Reporting Persons”); and (4) Beth Lashley, spouse of Richard J. Lashley.  The joint filing agreement of the PL Capital Reporting Persons and Beth Lashley is attached as Exhibit 99.1.

(b)
The principal business address of the PL Capital Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.  Beth Lashley’s principal business address is c/o PL Capital Advisors, LLC, 750 Eleventh Street South, Suite 202, Naples, FL 34102.

(c)
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”).  The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors.  PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors, and the Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.  Beth Lashley was formerly a CPA and is retired.  Richard Lashley is a member of the board of directors of the Company and its primary subsidiary, Banc of California NA.

(d)-(e)
During the last five years, none of the PL Capital Reporting Persons or Beth Lashley (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Richard Lashley, John Palmer and Beth Lashley are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Reporting Persons and Beth Lashley have voting and dispositive power over an aggregate of 3,457,386 shares of Common Stock of the Company acquired at an aggregate cost of $42,578,845.
PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock held by the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
Beth Lashley and Richard Lashley jointly own 30,104 shares of Common Stock acquired at a cost of $475,795.  As of the date of this filing, they do not have any margin loans or other loans outstanding secured by Common Stock. Richard Lashley owns 10,000 shares of Common Stock in his IRA acquired at a cost of $108,000, and 10,000 shares of Common Stock individually acquired at a cost of $126,089.  He does not have any margin or other loans outstanding secured by Common Stock.

John Palmer owns 5,000 shares of Common Stock in his IRA acquired at a cost of $87,250 and 563 shares of Common Stock individually acquired at a cost of $9,236  He does not have any margin or other loans outstanding secured by Common Stock.
From time to time, the PL Capital Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) on such firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by the Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Clients or the other holders of Common Stock have margin or other loans outstanding secured by Common Stock.
Item 4. Purpose of Transaction

This is the PL Capital Group’s fourth amendment to its initial Schedule 13D filing.

In the aggregate the PL Capital Reporting Persons and Beth Lashley own 5.8% of the Company’s Common Stock, based upon the Company’s outstanding shares as of November 4, 2022.  The PL Capital Reporting Persons and Beth Lashley acquired the Common Stock because they believe the Common Stock was undervalued at the time of purchase.

Due to an increase in the number of shares of Common Stock outstanding, the PL Capital Reporting Persons and Beth Lashley’s aggregate percentage ownership in the Company dropped by more than 1% since the PL Capital Reporting Persons last amendment to its Schedule 13D.  Therefore, the PL Capital Reporting Persons and Beth Lashley are filing this amended schedule 13D to report their change in percentage ownership.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act, and the regulations thereunder, the PL Capital Reporting Persons and Beth Lashley have such a purpose.  Except as noted in this Schedule 13D, the PL Capital Reporting Persons and Beth Lashley do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The PL Capital Reporting Persons and Beth Lashley may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Company

The percentages used in this amended Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 59,681,760, reported as the number of outstanding shares as of November 4, 2022, in the Company’s Quarterly Report on Form 10-Q filed on November 7, 2022.
The 3,456,823 shares of Common Stock of the Company disclosed herein include: (1) 3,401,719 shares of Common Stock owned by the Clients, which represents 5.7% of the outstanding Common Stock; (2) 10,000 shares of Common Stock owned by Mr. Lashley through his IRA and 10,000 shares owned by Mr. Lashley individually, collectively representing less than 0.1% of the outstanding Common Stock; (3) 5,000 shares of Common Stock owned by Mr. Palmer through his IRA and 563 shares of Common Stock owned individually, collectively representing less than 0.1% of the outstanding Common Stock; and (4) 30,104 shares of Common Stock jointly owned by Beth Lashley and Richard Lashley.
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the Clients.
Because Richard Lashley and Beth Lashley jointly own 30,104 shares of Common Stock, they are deemed to share the voting and dispositive power over those shares.
PL Capital Advisors made no transactions in the Common Stock on behalf of the Clients within the past 60 days.  John Palmer, Richard Lashley and Beth Lashley did not have any transactions in the Common Stock within the past 60 days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.
Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 99.1 to this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement – Filed Herewith

99.2	Letter of Richard Lashley to Banc of California, Inc., dated October 21, 2016*

99.3	Letter of Richard Lashley to Banc of California, Inc., dated October 17, 2016*

99.4	Letter of Richard Lashley to Banc of California, Inc., dated November 14, 2016*

99.5	Cooperation Agreement between the PL Capital Group and the Banc of California, Inc., dated February 8, 2016*
*Filed previously

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

PL CAPITAL ADVISORS, LLC

By:       /s/ John W. Palmer           /s/ Richard J. Lashley
John W. Palmer                  Richard J. Lashley
Managing Member            Managing Member

   By:  /s/ John W. Palmer
         John W. Palmer

   By: /s/ Richard J. Lashley
         Richard J. Lashley

   By: /s/ Beth Lashley
         Beth Lashley